Exhibit 99.1

High-Trend International Group Class A Shareholders Approve Major Corporate Governance Enhancements

NEW YORK, May 11, 2026 /PRNewswire/ – High-Trend International Group (NASDAQ: HTCO) (“HTCO” or the “Company”), global ocean transportation company, today announced that the Company’s Class A shareholders approved a series of transformative corporate governance measures at an Extraordinary General Meeting held on May 7, 2026. The approved resolutions include a significant enhancement of voting rights attached to the Company’s Class B ordinary shares, a substantial increase in authorized share capital and the authorization of potential future share consolidations.

Key Shareholder Approvals:

Enhanced Class B Voting Rights: Class A shareholders approved a special resolution to increase the voting rights attached to each Class B ordinary share from twenty votes to one hundred votes on all matters subject to a vote at general meetings of the Company.

Increased Authorized Share Capital: Class A shareholders approved an expansion of the Company’s authorized share capital from US$1,250,000 to US$5,275,250, increasing the number of authorized Class A ordinary shares from 489,900,000 to 2,000,000,000 and Class B ordinary shares from 10,100,000 to 110,100,000.

Share Consolidation Authorization: Shareholders granted the Company’s Board of Directors discretionary authority to consolidate the Company’s issued and outstanding Class A ordinary shares at any time during a period of up to two years, provided that the accumulative consolidation ratio shall not exceed 1,000:1. The Board of Directors will retain full discretion on whether to implement any such consolidation, as well as the exact ratio and effective date.

Amended Memorandum and Articles of Association: Shareholders approved the adoption of the Fourth Amended and Restated Memorandum and Articles of Association, which reflect the above changes and additionally established that certain major corporate actions will be subject to the prior written consent of the Majority of the holders Class B ordinary shares.

“These shareholder approvals represent a pivotal milestone in High-Trend International Group’s corporate evolution,” said Mr. Christopher Nixon Cox, Chairman of the Company. “The enhanced governance framework and expanded capital structure provide the Company with greater strategic flexibility to pursue growth initiatives, strengthen our balance sheet, and create long-term value for all stakeholders. We remain committed to executing our vision as a leading global ocean technology company.”

About High-Trend International Group

High-Trend International Group is a global ocean transportation company with core businesses in international shipping.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by words such as “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions. Actual results may differ materially from those indicated by these forward-looking statements due to various risks and uncertainties, including but not limited to those detailed in the Company’s filings with the U.S. Securities and Exchange Commission. All information in this press release is as of the date of this release, and the Company undertakes no obligation to update any forward-looking statement, except as required by applicable law.